UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrants name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated April 26, 2007.

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU REPORTS CONSOLIDATED FIRST QUARTER 2007 RESULTS

FIRST QUARTER Revenues Up 11.7%, Operating Income Increased 26.6%, EBITDA() Up 19.1%, Net Income Increased 21.5% to US$0.74 per ADR

(Santiago, Chile, April 26, 2007) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the first quarter 2007. All US$ figures are based on the exchange rate effective March 31, 2007 (US$1.00 = Ch$539.21).

COMMENTS FROM THE CEO

We are very pleased with the results obtained during the first quarter of 2007. Consolidated volumes increased 8.0%, revenues grew 11.7%, operating income increased 26.6%, net income grew 21.5% and EBITDA increased 19.1%. These good results are attributable to a better performance in all of our business segments during the quarter, as a consequence of strong volumes, margins and a controlled cost structure.

The Chilean beer segment had a good performance during this period, with 17.5% higher operating income, mainly explained by volumes and prices that increased 5.9% and 3.5%, respectively.

The Argentine beer business grew its revenues by 26.9% and operating income by 38.9%, mainly due to 13.5% volume growth and 11.1% higher prices during the quarter. Prices increased due to a higher mix of premium products, such as Heineken and Budweiser and one-way packaging, in addition to a price increase of approximately 4% carried out in January. During that month we also began with the production of Schneider done by ICSA in the Luján plant.

In the first quarter, the soft drinks, nectar and mineral water segment grew its revenues 10.3% and its operating results 33.8%, mainly as a consequence of 7.1% higher average volumes and 2.8% higher average prices. During this period we introduced two new products: Kem Slice a tropical fruit soft drink and SoBe Adrenaline Rush, an energy drink.

The wine business also had a positive performance during the quarter, improving its operating results by Ch$1,258 million (US$2.3 million), mainly due to lower raw material costs and as a result of a rationalization plan that Viña San Pedro S.A. (VSP) undertook in order to adapt to new market conditions.

Finally, the pisco business had an excellent performance during the quarter, increasing its operating income by 203.5%, mainly explained by volumes and prices that grew 11.6% and 3.3%, respectively. These good results are a consequence of the higher mix of premium products and cocktails.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

REVENUES

Q107 Total revenues increased 11.7% to Ch$159,808 million (US$296.4 million), as a result of 8.0% higher consolidated volumes and 3.4% higher average prices. Consolidated volumes growth is explained by an increase of 7.1% in the soft drink segment, 13.5% in beer Argentina, 5.9% in beer Chile, 10.8% in the wine business and 11.6% in the pisco business. The increase in average prices is mainly explained by higher prices in beer Argentina, beer Chile, wine from Argentina, pisco and soft drinks, partially offset by lower prices in nectars and domestic wine businesses.

Revenues by segment

	Q1 (US$ million)
	2006		2007		% Chg.
Beer - Chile	115.8	43.7%	126.8	42.8%	9.5%
Beer - Argentina	28.7	10.8%	36.5	12.3%	26.9%
Soft Drinks & Mineral Water	75.8	28.6%	83.7	28.2%	10.3%
Wine	29.7	11.2%	32.4	10.9%	8.9%
Pisco	10.8	4.1%	12.4	4.2%	15.3%
Others	4.4	1.7%	4.6	1.6%	5.2%
TOTAL	265.3	100.0%	296.4	100.0%	11.7%

GROSS PROFIT

Q107 Increased 11.7% to Ch$89,469 million (US$165.9 million) as a result of 11.7% higher revenues, partially offset by a 11.7% higher cost of goods sold, which amounted to Ch$70,339 million (US$130.4 million). Cost of goods sold increased in all business segments with the exception of wine. In Q107, the gross profit margin, as a percentage of sales, remained flat at 56.0%.

OPERATING RESULT

>Amounted to Ch$34,843 million (US$64.6 million), 26.6% higher than Q106, due to higher gross profit, partially offset by higher selling, general & administrative (SG&A) expenses. SG&A expenses reached Ch$54,625 million (US$101.3 million) in Q107, 3.9% higher than in Q106, mainly due to higher distribution expenses, salaries and marketing expenses, partially offset by lower depreciation. SG&A expenses as a percentage of sales decreased 2.6 percentage points from 36.7% in Q106 to 34.2% in Q107, mainly due to a lower marketing rate and the dilution of some fixed expenses. The consolidated operating margin for the period increased 2.6 percentage points from 19.2% to 21.8%.

Operating Income and Operating Margin by Segment

	Q1
	Operating Income (US$ million)			Operating Margin
	2006	2007	% Chg	2006	2007
Beer - Chile	38.2	44.9	17.5%	33.0%	35.4%
Beer - Argentina	3.7	5.2	38.9%	13.0%	14.2%
Soft Drinks & Mineral Water	8.9	11.9	33.8%	11.7%	14.2%
Wine	-1.6	0.7	NM	-5.5%	2.2%
Pisco	0.2	0.7	203.5%	2.3%	6.0%
Others	1.6	1.2	-25.3%	37.3%	26.5%
TOTAL	51.1	64.6	26.6%	19.2%	21.8%

EBITDA

Q107 Increased 19.1% to Ch$45,366 million (US$84.1 million) compared to Q106, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 1.8 percentage points higher than in Q106, reaching 28.4% in Q107.

354:

EBITDA by segment

	Q1
	EBITDA (US$ million)			EBITDA margin
	2006	2007	% Chg	2006	2007
Beer - Chile	46.9	53.4	13.8%	40.5%	42.1%
Beer - Argentina	6.4	8.0	24.7%	22.3%	21.9%
Soft Drinks & Mineral Water	13.6	16.2	18.6%	18.0%	19.3%
Wine	0.8	3.2	327.9%	2.6%	10.0%
Pisco	0.7	1.4	105.6%	6.4%	11.5%
Others	2.2	1.9	-14.2%	50.8%	41.4%
TOTAL	70.6	84.1	19.1%	26.6%	28.4%

NON-OPERATING RESULTS

Q107 Decreased Ch$1,436 million (US$2.7 million) compared to the same quarter last year, from a loss of Ch$1,340 million (US$2.5 million) to a loss of Ch$2,776 million (US$5.1 million).

The decrease in non-operating results is mainly explained by:

    Other non-operating income/expenses, which decreased from a gain of Ch$176 million (US$0.3 million) in Q106 to a loss of Ch$996 million (US$1.8 million) this quarter, mainly due to non-recurring severance payments higher than the provision done in Q4'06, related to a rationalization program undertaken by the Company during Q1'07.

    Price level restatement, which decreased from a gain of Ch$494 million (US$0.9 million) to a loss of Ch$79 million (US$0.1 million) in Q107, mainly due to a 0.2% positive inflation rate during Q1'07 versus a negative inflation rate of 0.3% during Q1'06.

These negative effects were partially offset by:

    Foreign currency exchange result, which improved from a loss of Ch$202 million (US$0.4 million) to a gain of Ch$80 million (US$0.1 million), mainly due to the dollar variation in the Company's foreign currency structure.

NET INCOME

Q107 Increased 21.5% in relation to Q106, reaching Ch$25,464 million (US$47.2 million), mainly due to higher operating income, partially offset by lower non-operating results and higher income taxes, as a consequence of a higher level of income in Chile and Argentina.

SEGMENT HIGHLIGHTS (Exhibit 2)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q107.)
BEER CHILE

Revenues increased 9.5% to Ch$68,381 million (US$126.8 million), as a result of 5.9% higher sale volumes and 3.5% higher real average prices.

Operating Income increased 17.5% to Ch$24,213 million (US$44.9 million), mainly as a result of higher revenues and lower SG&A expenses, partially offset by higher cost of goods sold. Cost of goods sold increased 13.5% to Ch$23,674 million (US$43.9 million), mainly due to higher direct costs as a consequence of a higher mix of premium and one-way products, as well as higher energy costs, partially offset by lower depreciation. As a percentage of sales increased from 33.4% to 34.6%. SG&A expenses decreased 2.4% to Ch$20,494 million (US$38.0 million) equivalent to 30.0% of sales, 3.7 percentage points lower than in Q106, mainly due to lower marketing rate and depreciation, partially offset by higher distribution expenses. The operating margin increased from 33.0% to 35.4%.

EBITDA increased 13.8% to Ch$28,785 million (US$53.4 million), while the EBITDA margin was 42.1% of sales, 1.6 percentage points higher than in Q106.

Comments Sale volumes had a very positive performance, with a 5.9% increase. Noteworthy are the volumes associated with the premium segment which grew more than 30%.

BEER ARGENTINA

Revenues increased 26.9% to Ch$19,668 million (US$36.5 million), due to 13.5% higher sale volumes and 11.1% higher average prices, measured in Chilean pesos. In US dollar terms, revenues increased 21.1% and average prices 10.7%.

Operating Income increased 38.9% from Ch$2,014 million (US$3.7 million) in Q106 to Ch$2,797 million (US$5.2 million) in Q107, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold measured in Chilean pesos increased 31.6%, reaching Ch$9,051 million (US$16.8 million) this quarter, mainly due to higher direct costs as a consequence of a higher mix of premium and one-way products, as well as the costs related to the production contract with ICSA at the Luján plant. As a percentage of sales, cost of goods sold increased from 44.4% to 46.0%. SG&A expenses measured in Chilean pesos increased 18.3% from Ch$6,610 million (US$12.3 million) to Ch$7,821 million (US$14.5 million), mainly as a result of higher distribution and marketing expenses. As a percentage of sales, SG&A expenses decreased from 42.6% to 39.8% as a result of a lower marketing rate and the dilution of some fixed expenses. Operating margin increased from 13.0% to 14.2%.

EBITDA increased 24.7% from Ch$3,457 million (US$6.4 million) to Ch$4,309 million (US$8.0 million) this quarter, while the EBITDA margin decreased 0.4 points reaching 21.9%, compared with 22.3% in Q106.

Comments The profitability of this segment continues improving, with higher volumes and better prices measured in US dollars. In January, prices increased approximately 4% to partially offset costs increases incurred during 2006. Budweiser and Heineken had a very good performance during this quarter. Also in January, CCU Argentina began the production of Schneider at the Luján plant near Buenos Aires, following the brewering agreement with ICSA.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 10.3% to Ch$45,110 million (US$83.7 million), due to 7.1% higher sale volumes and 2.8% higher average prices.

Operating Income increased 33.8% from Ch$4,783 million (US$8.9 million) in Q106 to Ch$6,398 million (US$11.9 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 10.1% to Ch$20,786 million (US$38.5 million) mainly due to higher direct and energy costs, partially offset by lower depreciation. As a percentage of sales, cost of goods sold decreased slightly from 46.2% to 46.1%. SG&A expenses increased 4.1% to Ch$17,926 million (US$33.2 million), mainly due to higher marketing expenses, partially offset by lower depreciation. As a percentage of sales, SG&A expenses decreased 2.4 percentage points from 42.1% to 39.7% during the quarter, as a consequence of the dilution of some fixed expenses. The operating margin increased from 11.7% to 14.2% in Q107.

EBITDA increased 18.6% from Ch$7,353 million (US$13.6 million) in Q106 to Ch$8,722 million (US$16.2 million) in Q107. The EBITDA margin increased from 18.0% in Q106 to 19.3% this quarter.

Comments The good performance of soft drink volumes was mainly explained by Limón Soda, Bilz & Pap and Pepsi, in addition to the introduction of Kem Slice in January, a tropical fruit soft drink produced in association with PepsiCo. Nectars had an excellent volume growth during the quarter. Additionally, in February ECUSA launched SoBe Adrenaline Rush, a PepsiCo energy drink.

WINE

Revenues increased 8.9% to Ch$17,456 million (US$32.4 million), due to higher volumes in Chile and Argentina, and better prices of wine sold by Finca La Celia, the Argentine subsidiary, partially offset by a decrease in domestic prices.

Operating Income increased Ch$1,258 million (US$ 2.3 million) from a loss of Ch$ 882 million (US$1.6 million) to a gain of Ch$377 million (US$0.7 million) in Q107, explained by higher revenues and lower cost of goods sold, partially offset by higher SG&A expenses. Cost of goods sold decreased 0.8% from Ch$11,652 million (US$21.6 million) in Q106 to Ch$11,564 million (US$21.4 million) this quarter, mainly explained by lower direct costs of the 2006 harvest. As a percentage of sales, cost of goods sold decreased from 72.7% to 66.2%. SG&A expenses increased 5.0% to Ch$5,515 million (US$10.2 million), mainly due to higher marketing expenses, partially offset by lower general expenses. As a percentage of sales, SG&A expenses decreased from 32.8% to 31.6% this quarter. Accordingly, the operating margin increased from a negative 5.5% in Q106 to a positive 2.2% in Q107.

EBITDA increased Ch$1,342 million (US$2.5 million) to Ch$1,751 million (US$3.2 million), while the EBITDA margin increased 7.5 percentage points, from 2.6% to 10.0%.

Comments The profitability of this segment improved during the quarter, with higher volume sales in Chile and Argentina, lower costs of raw materials and the lower cost resulting from the rationalization plan undertaken by VSP to adapt to new market conditions. Higher volume sales in the Chilean domestic market were partially a consequence of lower prices, due to lower wine costs. Higher volumes in the export market were related to higher sales in Europe. VSP will continue focusing on distribution, brand equity creation, winemaking and innovation in order to continue improving its results.

PISCO

Revenues increased 15.3% to Ch$6,708 million (US$12.4 million), due to 11.6% higher volumes and 3.3% higher average price.

Operating Income improved 203.5%, or Ch$268 million (US$0.5 million), from Ch$132 million (US$0.2 million) to Ch$400 million (US$0.7 million) in Q1'07, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 8.6% to Ch$3,792 million (US$7.0 million) in Q1'07, mainly due to higher depreciation and transportation costs. Nevertheless, as a percentage of sales, cost of goods sold decreased 3.5 percentage points from 60.0% to 56.5%, mainly due to lower costs of raw materials. SG&A expenses increased 14.7% to Ch$2,516 million (US$4.7 million) in Q1'07, mainly due to higher marketing and distribution expenses and salaries. As a percentage of sales, SG&A expenses decreased from 37.7% to 37.5%. Accordingly, the operating margin improved from 2.3% in Q1'06 to 6.0% in Q1'07.

EBITDA improved 105.6%, or Ch$395 million (US$0.7 million), from Ch$374 million (US$0.7 million) in Q1'06 to Ch$770 million (US$1.4 million) in Q1'07, while the EBITDA margin improved 5.0 percentage points from 6.4% to 11.5%.

Comments During this quarter, the profitability of this segment continued improving as a consequence of higher prices and the focus of Compañía Pisquera de Chile on premium products and cocktails. The Company expects to continue improving segment profitability with the new plant in the city of Ovalle, lower costs of grapes this year and the launching of new products and innovations.

(Three exhibits to follow)

FOR IMMEDIATE RELEASE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: April 26, 2007